**NPB Financial Group, LLC**
**Report Pursuant to Rule 17a-5 (d)**
**Financial Statements**
**For the Year Ended December 31, 2021**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-67113

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/21 _____  AND ENDING  12/31/21 _____

MM/DD/YY                                            MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **NPB Financial Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**3500 W. Olive Ave 3rd Floor**

(No. and Street)

| **Burbank** | **CA** | **91505** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Gary Ching    818-827-7132**               gary.ching@npbfg.com

(Name)          (Area Code – Telephone Number)      (Email Address)

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Alvarez & Associates, Inc.**

(Name – if individual, state last, first, and middle name)

| **9221 Corbin Avenue, Suite 165  Northridge** | | **California  91324** | |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| **10/16/2018** | | **6517** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

**FOR OFFICIAL USE ONLY**

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gary Ching _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NPB Financial Group, LLC _____ , as of December 31 _____ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED
NOTARIAL CERTIFICA'

Signature:

Title: VP / CFO

_____

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 21st day of March, 2022, by Gary Ching,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DANA CHRISTINE OROZCO
Notary Public - California
Los Angeles County
Commission # 2322515
My Comm. Expires Feb 28, 2024

(Seal) Signature [signature]







ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of NPB Financial Group, LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of NPB Financial Group, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 22, 2022

## NPB Financial Group, LLC
### Statement of Financial Condition
### December 31, 2021

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 995,101 |
| Clearing broker deposit | | 25,000 |
| Commissions receivable | | 624,193 |
| Other receivable | | 21,707 |
| Prepaid expenses | | 19,267 |
| Other assets and deposits | | 6,400 |
| Furniture, fixtures and equipment net of accumulated depreciation of $81,768 | | 8,152 |
| **Total Assets** | **$** | **1,699,820** |

### LIABILITIES AND MEMBERS' EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 296,860 |
| Advisory fees payable | | 526,375 |
| Commissions payable | | 226,176 |
| Unsecured debt | | 78 |
| **Total Liabilities** | | 1,049,489 |
| **Members' Equity** | | 650,331 |
| **Total Liabilities and Members' Equity** | **$** | **1,699,820** |

**NPB Financial Group, LLC**
**Statement of Income**
**For The Year Ended December 31, 2021**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 9,189,781 |
| Advisory fees | | 4,688,302 |
| Interest income | | 86 |
| PPP Loan Forgiven | | 141,097 |
| Other income | | 707,363 |
| **Total Revenues** | | 14,726,629 |
| **Direct Costs** | | |
| Advisory fee expense | | 4,373,885 |
| Commissions expense | | 8,192,872 |
| Clearing expense | | 123,548 |
| Communications | | 34,258 |
| **Total Direct Costs** | | 12,724,563 |
| **Gross Profit** | | 2,002,066 |
| **Operating Expenses** | | |
| Computer and software expenses | | 162,812 |
| Depreciation and amortization | | 3,175 |
| Dues and subscriptions | | 5,530 |
| Education | | 110 |
| Insurance | | 157,683 |
| Interest expense | | 15,990 |
| Legal and professional fees | | 344,845 |
| Meetings and conferences | | 3,706 |
| Office supplies | | 9,867 |
| Payroll processing | | 9,334 |
| Pension plan contribution | | 29,895 |
| Registration and regulatory fees | | 144,711 |
| Rent | | 98,035 |
| Salaries, wages and related expenses | | 779,119 |
| Travel and entertainment | | 2,613 |
| All other | | 1,773 |
| **Total Operating Expenses** | | 1,769,198 |
| Income / (loss) before tax provision | | 232,868 |
| Income tax provision | | 12,590 |
| **Net Income / (Loss)** | $ | **220,278** |

See Accompanying Notes to Financial Statements

4

**NPB Financial Group, LLC**
**Statement of Changes In Members' Equity**
**For The Year Ended December 31, 2021**

| | Total |
|---|---|
| **Balance December 31, 2020** | $ 430,053 |
| **Net Income / (Loss)** | 220,278 |
| **Balance December 31, 2021** | **$ 650,331** |

See Accompanying Notes to Financial Statements

**NPB Financial Group, LLC**
**Statement of Changes in Financial Condition**
**For The Year Ended December 31, 2021**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income / (loss) | $ | 220,278 |
| Adjustments to reconcile net income / (loss) to net cash used in operating activities: | | |
| Depreciation and amortization | | 3,175 |
| PPP Loan | | (141,097) |
| (Increase) decrease in commission receivable | | 167,402 |
| (Increase) decrease in other receivable | | 10,927 |
| (Increase) decrease in prepaid expenses | | (6,811) |
| Increase (decrease) in accounts payable | | 212,486 |
| Increase (decrease) in settlement payable | | (735,132) |
| Increase (decrease) in advisory fees payable | | 24,863 |
| Increase (decrease) in commissions payable | | (247,129) |
| Increase (decrease) in unsecured debt | | (110) |
| Net cash flows used in operating activities | | (491,148) |
| **Cash Flows from Investing Activities** | | |
| Purchase of equipment | | (774) |
| Net cash flows used in investing activities | | (774) |
| **Cash Flows from Financing Activities** | | |
| Net cash flows used in financing activities | | - |
| Net increase (decrease) in cash | | (491,922) |
| Cash at December 31, 2020 | | 1,487,023 |
| Cash at December 31, 2021 | **$** | **995,101** |

| | | |
|---|---|---|
| Supplemental Information | | |
| Interest paid | $ | 15,990 |
| Income taxes paid | $ | 12,590 |

Supplemental disclosures of non-cash transactions:

During the prior year the company received a PPP loan of $141,097, which was then fully forgiven in the current year ending December 31, 2021.

NPB Financial Group, LLC
Notes to Financial Statements
December 31, 2021

## Note 1 – Organization and Nature of Business

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and as an investment advisor under the 1940 Investment Advisors Act as amended. The Company is also a member of the Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

## Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transactions in listed securities by exchange member

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition** - The Company recognizes revenue upon rendering of services. Advisory fees are billed both in advance and arrears, at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. NPB records fixed insurance contract commissions, due diligence fees and marketing allowances from alternative investment agreements as earned.

**Income taxes** - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, with a gross receipts tax and a minimum Franchise Tax of $800.

7

**Note 2 – Significant Accounting Policies (continued)**

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally from three to four years after they are filed.

**Property, Equipment and Depreciation** - Property and equipment are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets is three years. Depreciation expense for the year ended December 31, 2021 was $3,175.

**Note 3 - Concentration of Risk**

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts. The amount greater than the FDIC limit at December 31, 2021 was $745,101.

**Note 4 – Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $568,913 which was $498,947 in excess of its required net capital of $69,966. The Company's net capital ratio was 1.84 to 1.

**Note 5 – Provision for Income Taxes**

The Company is subject to a California limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2021, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $11,790.

**Note 6 – Clearing Broker Deposit**

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions on a fully disclosed basis. The agreement also requires a minimum deposit of $25,000.

**Note 7 – Pension Plan**

The Company established a retirement plan effective January 1, 2010 covering substantially all employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). At management's discretion, the Company matched 100% of the first 5% of employee contributions of all qualifying participants under the Plan for the 2021 Plan year. The Employer contribution vests 100% after 5 years of service. The Company contributed $29,895 to the Plan during the year ending December 31, 2021.

**Note 8 – Contingencies**

In the normal course of business, the Company has been subject to pending and threatened legal actions alleging breach of fiduciary duty. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

**Note 9 – Operating Lease Commitments**

As of April 30, 2021, the Company leases office space under a month-to-month operating lease. Rent expense for the year ended December 31, 2021 was $87,568, which is included in rent expense on the Statement of Income.

**Note 10 – Payroll Protection Loan**

On May 5, 2020, the Company was granted a loan in the aggregate amount of $141,097, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act. Under the terms of the PPP, the funds were used for qualifying expenses as described in the CARES Act, and the Company received notice of full forgiveness of the loan on April 30, 2021.

**Note 11 - Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's"). For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

# NPB Financial Group, LLC
## Schedule I - Computation of Net Capital Requirement
## December 31, 2021

Pursuant to SEC Rule 15c3-1

Computation of Net Capital

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | $ | 650,331 |
| Nonallowable assets | | |
| Commissions receivable - non allowable portion | | (47,599) |
| Other assets and deposits | | (6,400) |
| Prepaid expenses | | (19,267) |
| Furniture, fixtures and equipment net of accum. depr. | | (8,152) |
| Net Capital | $ | 568,913 |

Computation of Net Captial Requirements

| | | |
|---|---|---|
| Minimum net aggregate indebtedness | | |
| 6-2/3 % of net aggregate indebtedness | $ | 69,966 |
| Minimum dollar net capital required | $ | 5,000 |
| Net Capital required (greater of above amounts) | $ | 69,966 |
| Excess Capital | $ | 498,947 |

Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 1,049,489 |
| Aggregate Indebtedness to net capital | | 1.84 to 1 |

There was no material difference between net capital computation shown here and
the net capital computation shown on the Company's most recently filed unaudited
Form X-17A-5 Part 11A report dated December 31, 2021.

**NPB Financial Group, LLC**
**Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2021**

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts investment advisory services whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

**NPB Financial Group, LLC**
**Schedule III – Information Relating to Possession or Control**
**Requirements under Rule 15c3-3**
**As of December 31, 2021**

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts investment advisory services whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

**NPB Financial Group, LLC**
**Report on Exemption Provisions**
**Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended December 31, 2021**







ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To Those Charged with Governance and Members of NPB Financial Group, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) NPB Financial Group, LLC, identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which NPB Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and the Non-Covered Firm provision, and (2) NPB Financial Group, LLC stated that NPB Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31 2021, without exception. NPB Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about NPB Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Alvarez & Associates, Inc.

Northridge, California
March 22, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle



# NPB Financial Group LLC

3500 W. Olive Avenue
Suite 300
Burbank, California 91505
npbfg.com

# Assertions Regarding Exemption Provisions

This is to certify that, to the best of my knowledge and belief:

NPB Financial Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Broker Dealer states the following:

NPB Financial Group, LLC claimed an exemption under provision 17 C.F. R. section 240. 15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

NPB Financial Group, LLC claimed an exemption as a Non-Covered Firm for investment advisory services. NPB Financial Group, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ending December 31, 2021.

NPB Financial Group, LLC met the identified provisions throughout the most recent year ended December 31, 2021, without exceptions.

NPB Financial Group, LLC

By:

_____

**NPB Financial Group, LLC**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended December 31, 2021**



# ALVAREZ & ASSOCIATES, INC
## CERTIFIED PUBLIC ACCOUNTANTS

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
### ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of NPB Financial Group, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by NPB Financial Group, LLC and the SIPC, solely to assist you and SIPC in evaluating NPB Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. NPB Financial Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on NPB Financial Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of NPB Financial Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Alvarez & Associates, Inc.

Northridge, California
March 22, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com



**NPB Financial Group, LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2021**

|  | Amount |
|---|---|
| **Total assessment** | $ 11,371 |
| | |
| SIPC-6 general assessment | |
| Payment made on July 27, 2021 | (6,759) |
| | |
| SIPC-7 general assessment | |
| Payment made on February 18, 2022 | (4,803) |
| **Total assessment balance** | |
| **(overpayment carried forward)** | $ (191) |